Exhibit 99.3

Patent Portfolio for Aramchol (First-in-Class Synthetic FABAC)

The patent portfolio for Aramchol contains patents and pending patent applications directed to composition of matter, manufacturing methods and methods of use. As of June 18, 2018, we own six U.S. patents, and corresponding foreign patents and pending patent applications, as detailed below. We have also recently filed a PCT patent application for second generation FABAC compounds.

The first patent family discloses and claims FABACs, including Aramchol, as well as methods for preventing or dissolving cholesterol gallstones in bile and reducing or preventing arteriosclerosis using FABACs. This patent family includes three issued U.S. patents and an issued European patent that was validated in Austria, Belgium, Cyprus, Denmark, Finland, France, Germany Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Monaco, Netherlands, Portugal, Romania, Slovenia, Spain, Sweden, Switzerland and the United Kingdom. Corresponding patents have been granted in Australia, Brazil, Canada, China, Czech Republic, Belarus, Kazakhstan, Russian Federation, Hungary, Indonesia, Japan, Korea, Mexico, New Zealand, Norway, Poland, Turkey and the Ukraine. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for this patent family is due to expire on March 25, 2019.

The second patent family discloses and claims additional FABACs with different conjugation moieties, as well as the use of these and the compounds disclosed in the first patent family above, including Aramchol, in the treatment of fatty liver, reduction of serum cholesterol and treatment of hyperglycemia and diabetes. This patent family includes a U.S. patent directed to the treatment of fatty liver a U.S. patent directed to reduction of serum cholesterol by administering additional forms of FABACs, and a U.S. patent (Continuation-in-Part) directed to the treatment of hyperglycemia and diabetes. This patent family also includes two European patents, one patent which was validated in Austria, Belgium, Cyprus, Denmark, Finland, France, Germany Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom, and the second patent which was validated in Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Spain, Sweden, Switzerland, Turkey and the United Kingdom. The family also includes patents in Australia, Canada, China, Czech Republic, Azerbaijan, Belarus, Kyrgyzstan, Kazakhstan, Russian Federation, Indonesia, Japan, Korea, Israel, Mexico, New Zealand, Norway, Poland, Hungary and the Ukraine. A foreign patent application is pending in the Czech Republic. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for this patent family is due to expire on April 15, 2022, with the exception of the Israeli patent, which is due to expire on April 17, 2021. The terms of the U.S. patents in this family have been extended due to patent term adjustments of 567 days for U.S. Patent 7,501,403, which is directed to the treatment of fatty liver, and 24 days for U.S. Patent 8,110,564, which is directed to reduction of serum cholesterol, and 356 days for U.S. Patent 8,975,246, which is directed to disorders associated with altered glucose metabolism or insulin action.

A third patent family that is due to expire on February 1, 2030, discloses the use of FABACs in the treatment, prevention and inhibition of progression of Alzheimer’s Disease, cerebral amyloid angiopathy and other brain diseases characterized by amyloid plaque deposits. This patent family includes an issued European patent that was validated in France, Germany, Switzerland and the United Kingdom.

A fourth patent family, including pending U.S. and foreign patent applications in Australia, Canada, China, Hong Kong, Europe, Israel, and Japan, is directed to topical uses of FABAC compounds.

A fifth patent family discloses and claims second generation FABAC compounds. This patent family includes a pending U.S. patent application as well as foreign patent applications in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan and Korea.

A sixth patent family having one U.S. patent application, discloses and claims compositions comprising low doses of the second generation FABAC compounds.

A seventh family and an eight family are directed to additional therapeutic uses of Aramchol.

A ninth family and a tenth family, both having PCT International Applications filed in 2017, are directed to uses of Aramchol for treating fibrosis.

It is possible that the term of the patents issued in the United States within our first patent family, which includes the composition of matter patents, may be extended up to five additional years under the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Actˮ) (the longest possible extended patent term being five years from November 3, 2023). Patent term extension or supplementary protection certificates may be available in certain foreign countries upon regulatory approval. Independent of patent term extensions, five years of data exclusivity will be provided for this patent in the United States automatically from the day Aramchol receives regulatory approval, if it is approved, in the United States. The data exclusivity is solely for the indication tested, in this case presumably NASH. If we pursue commercialization of Aramchol in other jurisdictions, longer periods of data exclusivity may pertain.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We believe that our patents provide broad and comprehensive coverage for the use of Aramchol for the treatment of certain liver diseases. However, the patent positions of biopharmaceutical companies, such as ourselves, are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for the technology will depend on our success in obtaining effective claims and enforcing those claims once granted. There is no certainty that any of the Company’s pending patent applications will result in the issuance of any patents. The issued patents and those that may be issued in the future, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued or future patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of such patent. For more risks associated with the protection of our licensed intellectual property, see “Item 3. Key Information—Risk Factors—Risks Related to Our Intellectual Property.”